Exhibit 99.1

MTS Calls Extraordinary Shareholders Meeting

Ra’anana, Israel – February 18, 2015– MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of mobile virtual network enabler, mobile money and telecommunications expense management solutions and services, today announced that it has scheduled an extraordinary shareholders meeting (the “Meeting”) to be held on Wednesday, April 1, 2015 at 10:30 a.m. (Israel time) at the Company’s offices at 14 Hatidhar Street, Ra’anana, Israel.

The agenda of the Meeting is as follows:

1.
To approve the terms of the share purchase agreement by and among the Company, Vexigo Ltd. (“Vexigo”), FPSV Holdings Ltd. (“FPSV”) and the shareholders of Vexigo and FPSV and the transactions contemplated thereby and related thereto (the “Vexigo Transaction”);

2.
To elect Mr. Tzvika Friedman and Mr. Adi Orzel as directors for terms commencing upon and subject to the closing of the Vexigo Transaction and expiring at the Company’s 2015 Annual General Meeting of Shareholders and when their successors are elected and qualified;

3.	To approve the Company’s updated compensation policy for directors and officers;

4.	To approve the terms of service of Mr. Tzvika Friedman (subject to his election as a director at the Meeting and commencing upon and subject to the closing of the Vexigo Transaction);

5.	To approve the terms of service of Mr. Adi Orzel (subject to his election as a director at the Meeting and commencing upon and subject to the closing of the Vexigo Transaction);

6.	To approve the terms of employment of Mr. Lior Salansky, the Company’s CEO; and

7.	To approve an increase of the Company’s authorized share capital.

Shareholders of record at the close of business on February 23, 2015 (the “Record Date”) will be entitled to notice of and to vote at the Meeting. A notice and proxy statement describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the Meeting in person will be furnished by the Company to the Securities and Exchange Commission on Form 6-K on February 18, 2015 and mailed to the Company’s shareholders following the Record Date.

You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the accompanying proxy card.

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposals under Items 1-6 and an affirmative vote of the holders of at least 75% of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposal under Item 7. The adoption of several of the proposals is also subject to special “disinterested majority” requirements as will be further explained in the proxy statement.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than March 5, 2015.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).  For more information please visit the MTS web site: www.mtsint.com.

Company Contact:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com